May 8, 2009

Mr. James Giugliano

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

By Fax:	202-772-9368

And filed on EDGAR as Correspondence

Dear Mr. Giugliano:

Re:	Blacksands Petroleum, Inc.
Form 10-KSB for Fiscal Year Ended October 31, 2007
Filed January 29, 2008
Form 10-Q for Quarterly Period Ended January 31, 2008
Filed March 24, 2008
Response Letter Dated May 15, 2008
Response Letter Dated August 18, 2008
Form 10-Q for Quarterly Period Ended July 31, 2008
Filed September 15, 2008
Response Letter Dated October 20, 2008
Response Letter Dated December 19, 2008
Response Letter Dated February 20, 2009
Form 10-K for Fiscal Year Ended October 31, 2008
Filed February 20, 2009
Form 10-Q for Quarterly Period Ended January 31, 2009
Filed March 20, 2009
File No. 000-51427

We are in receipt of your letter dated April 9, 2009, have reviewed your letter with our advisors, and have the following responses to your comments.

General

1.   We note from your amended Item 4.02 Form 8-K filed January 26, 2009, that “The Company anticipates filing amendments to its .... Form 10-Qs for the quarters of January 31, 2008, April 30, 2008, and July 31, 2008 by late March 2009.” We note you filed the amended Form 10-Q for the quarterly period ended January 31, 2008 on March 20, 2009. Please file your amended Form 10-Q’s for the remaining quarters of your fiscal year 2008 without further delay.

Management’s Response: The remaining amended Form 10-Qs for April 30, 2008 and July 31, 2008 were filed on May 7, 2009.

Form 10-K for the Fiscal Year Ended October 31, 2008

Report of Independent Registered Public Accounting Firm, page 37

2.   We note your auditor identifies the scope of their audit as the “consolidated balance sheet ... as of October 31, 2008, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year then ended, and for the period October 12, 2004 (inception) through October 31, 2008.” However, the auditor’s opinion in the third paragraph of their report does not include their opinion as to the fair presentation of the period from October 12, 2004 (inception) through October 31, 2008. Please obtain and file an audit opinion that covers all periods required to be audited.

Management’s Response: The omission of “and for the period October 12, 2004 (inception) through October 31, 2008” was an oversight. An audit opinion including this period will be filed on an amended Form 10-K for the fiscal year ended October 31, 2008 before the end of May 2009. Our news release of April 30, 2009 is considered material enough to require a subsequent event note to the financial statements that will be included in that amended/re-filed Form 10-K.

Footnote 6 – Stock Options and Warrants, page 53

3.   We note your response to prior comment number ten from our letter dated December 2, 2008. We continue to believe that the amount of expense expected to be recognized in the period of the plan’s approval and adoption would be a known event, commitment and uncertainty that should be disclosed within the management’s discussion and analysis. This disclosure could be provided in a variety of different manners including, but not limited to, disclosing the amount that would be recognized had the option plan been approved at the balance sheet date, or disclosing the range of expense expected to be recognized within a given range of input variables. Please modify your disclosure to address this comment, or tell us why you believe that such disclosure is not necessary. In responding to this comment, please provide us with a sample of your proposed expanded disclosure. Please refer to section III.B.3 of the interpretative Release No. 33-8350 (FR-72) “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations”, a copy of which can be found on the Commission’s website at http://www.sec.gov/rules/interp/33-8350.htm.

Management’s Response: Given that we have not been able to have an annual general meeting because we have not been able to achieve the quorum required, we have no indication of whether the stockholders will approve the stock option plan or not, and have taken a conservative approach.

As well, the options to be granted upon stockholder approval of the amended 2008 Stock Option Plan are subject to the future optionees’ continued involvement with the Company. For example, Mr. Stevenson’s and Mr. Farmanara’s options would not be granted because as of the current date of this letter, they are no longer involved with the Company. Further changes to the Board of Directors and management might also occur before the options would be granted.

As well, the calculation for the amount of expense involves variables that are not known until the amended 2008 Stock Option Plan is approved by the Stockholders, such as the stock price at the time of the grant, the volatility of the Company’s stock at the time of grant, various points of vesting (the options are tiered) and the rate of forfeiture.

Finally, at the Board of Directors’ meeting April 27, 2009, the Board of Directors rescinded its approval of the pending stock option grant (which we reported in our Form 8-K on April 30, 2009). The amended 2008 Stock Option Plan will continue to be an item for stockholder approval at the next Annual General Meeting, but the stockholder approval of the Plan will no longer trigger the granting of options at this time.

For these reasons, we do not feel that it is appropriate to disclose a value or a range of values for the ungranted stock options in our Management Discussion and Analysis in our Form 10-K for the year ended October 31, 2008, or before the amended 2008 Stock Option Plan is approved.

4.   In regards to the options referenced in our prior comment number ten, please tell us whether there are any agreements with the option recipients to provide them with other consideration in lieu of options should the shareholders fail to approve the Stock Option Plan.

Management’s Response: No, there are no agreements in place for any potential option recipient if the amended 2008 Stock Option Plan is not approved by the stockholders. As well, the rescinding of the approval of the granting of the options by the Board of Directors on April 27, 2009 did not provide the option recipients with any other consideration or agreements.

Exhibits 31.1 and 31.2

5.   Please amend your certifications to include the complete introductory language of paragraph 4 (i.e. “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)”). With limited exceptions, certifications required under Exchange Act Rules 13a-14(a) should be in the exact form set forth in Item 601(b)(31) of Regulation S-K. For more information, please refer to the March 4, 2005 Staff Alert entitled “Annual Report Reminders”, a copy of which can be found on our website at http://www.sec.gov/divisions/corpfin/cfalerts/cfalert030405.htm. This comment should also be applied to your certifications included in your Form 10-Q for the quarterly period ended January 31, 2009.

Management’s Response: The omissions of the wording in the certifications for the Form 10-K for the fiscal year ended October 31, 2008 and for the Form 10-Q for the quarterly period ended January 31, 2009 were oversights, and the correct wording will be in amended versions to be filed (see our response to comment 2).

Form 10-Q for the Quarterly Period Ended January 31, 2009

Financial Statements

Note 3 – Stockholder’s Equity and Loss Per Share Calculation, page 8

6.   We note your response to our prior comment eight in which you conclude that the Access Warrants represent contingent consideration associated with your acquisition of Access Energy which should be recorded when the contingency is resolved. However, your response to that comment and your current disclosure states that you will record Mr. Burden’s warrants as an expense. Please tell us why you believe the warrant should not be accounted for as an additional element of cost of the acquired entity pursuant to paragraphs 27 and 28 of FAS 141 and EITF 95-8.

Management’s Response: Upon further review of this issue, we have concluded that the acquisition of Access did not represent a business combination as Access was a development stage company and there was lack of existence of systems, standards, protocols, conventions and rules that act to define the processes necessary for normal, self-sustaining operations. Accordingly, FAS 141 is not applicable to the transaction. Therefore, the accounting for these warrants will fall under FAS123(R) along with EITF 96-18. We will expense these warrants during our second quarter in fiscal 2009 when the vesting requirement was met based on the fair value at this date.

Controls and Procedures, page 16

7.   Please expand your disclosure to include changes in internal control over financial reporting pursuant to item 308T(b) of Regulation S-K, or disclose that there have been no such changes.

Management’s Response: We will revise our disclosure accordingly.

Yours truly,

/s/ Paul A. Parisotto

Paul A. Parisotto

President & Chief Executive Officer